UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Indaptus Therapeutics, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

45339J 105

(CUSIP Number)

Michael J. Newman

c/o Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

+1.858.492.0485

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3728V 109

1.	Names of Reporting Person. Michael J. Newman, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 1,361,524
	8.	Shared Voting Power: 26,832(1)
	9.	Sole Dispositive Power: 1,361,524
	10.	Shared Dispositive Power: 26,832(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,388,356
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 25.7% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)	Represents shares registered in the name of Dr. Newman’s spouse.

(2)	Based on 5,405,963 shares of common stock outstanding as of August 3, 2021. The amount of shares outstanding does not include 2,727,273 shares of common stock issuable upon the exercise of pre-funded warrants to purchase common stock at an exercise price of $0.01 per share.

Item 1. Security and Issuer.

This filing on Schedule 13D relates to the common stock, par value $0.01 per share of Indaptus Therapeutics, Inc., a Delaware corporation (“Indaptus”), whose principal executive offices are located at 3 Columbus Circle, 15th Floor, New York, NY 10019.

Item 2. Identity and Background.

(a) This report is filed by Michael J. Newman, Ph.D., an individual.

(b) Dr. Newman has a business address at 3 Columbus Circle, 15th Floor, New York, NY 10019.

(c) The principal occupation of Dr. Newman is a pharmaceutical/biotechnology executive. Dr. Newman founded and served as chief executive officer of Decoy Biosystems, Inc., a Delaware corporation (“Decoy”) from 2013 until its acquisition by Indaptus. Dr. Newman now serves as the Chief Scientific Officer for Indaptus.

(d) During the last five years, Dr. Newman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Newman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Newman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Newman acquired beneficial ownership of the common stock reported on this Schedule 13D in connection with the consummation of a merger of Decoy into a wholly owned subsidiary of Indaptus (the “Merger”), which became effective on August 3, 2021. In the Merger, all of the outstanding shares of Decoy common stock were converted into Indaptus common stock at the rate of 2.654353395 shares of Indaptus common stock for each outstanding share of Decoy common stock. Immediately prior to the consummation of the Merger, Dr. Newman was a shareholder of Decoy and the Decoy common stock that he beneficially owned was converted into an aggregate of 1,388,356 shares of Indaptus common stock.

Item 4. Purpose of Transaction.

Dr. Newman does not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Dr. Newman may, from time to time, acquire additional common stock or dispose of all or a portion of the Indaptus common stock that he beneficially owns, either in the open market or in privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) Based on 5,405,963 shares of common stock outstanding as of August 3, 2021, Dr. Newman beneficially owned 25.7% of the outstanding shares of Indaptus common stock on that date.

(b) Dr. Newman has sole voting and dispositive power over 1,361,524 shares of Indaptus common stock registered in his name. In addition, Dr. Newman may be deemed to hold shared voting and dispositive power over 26,832 shares of Indaptus common stock registered in the name of his spouse.

(c) Other than Dr. Newman’s acquisition of common stock pursuant to the Merger, as set forth in Item 3, Dr. Newman did not affect any transactions in Indaptus’ common stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Merger, Dr. Newman entered into a lock-up agreement in which he agreed that for a period of 180 days after August 3, 2021, without the prior consent of Indaptus, he would not:

●	offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend, directly or indirectly, any shares of Indaptus common stock or any securities convertible into or exercisable or exchangeable for, or that represent a right to receive, Indaptus common stock.;
●	enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Indaptus common stock;
●	make any demand for or exercise any right with respect to the registration of any shares of Indaptus common stock or any security convertible into or exercisable or exchangeable for Indaptus common stock; or
●	publicly disclose the intention to do any of the foregoing.

The restrictions do not apply to: transfers to immediate family members, including by will or intestacy, transfers as a bona fide gift to a charitable organization; transfers pursuant to a qualified domestic order or divorce settlement; the establishment of (but not trading under) a Rule 10b5-1 trading plan; or transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by Indaptus’ board of directors and made to all holders of common stock involving a change of control of Indaptus.

The summary of the lock-up agreement is incorporated herein by reference as Exhibits 99.1 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description
99.1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s registration statement on Form S-4 (File No. 333-255389).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2021

	By:	/s/ Michael J. Newman
	Name:	Michael J. Newman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

-5-